

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

Andreas Spiegler
Chairman and Chief Executive Officer
Industrial Technical Holdings Corporation
Huanxiu Street Office, Shuanglong Industrial Park
266201 Jimo
Qingdao, China

Re: **Industrial Technical Holdings Corporation**
Amendment No. 5 to Registration Statement on Form F-1
Filed March 26, 2020
File No. 333-233613

Dear Mr. Spiegler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 amended March 26, 2020

Exhibits

1.   Please file the consent of counsel whose opinions you have filed as exhibits 5.2 and 5.3.

General

2.   Please provide us your analysis supporting your conclusion that your prospectus need not provide any disclosure about coronavirus disease 2019 (COVID-19) or related business and market disruptions.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew J. Befumo, Esq.